[KOGETO LETTERHEAD]

May 8, 2014

VIA E-MAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Joseph McCann, Esq.

Re:	Kogeto, Inc. Amendment No. 1 to Form 8-K Filed April 14, 2014 File No. 000-51997

Ladies and Gentlemen:

We wish to inform you that, effective immediately, legal counsel handling our SEC filings, including the captioned Form 8-K, is Olshan Frome Wolosky LLP, New York, New York, with Spencer G. Feldman as lead attorney.  Please communicate only with this law firm on an ongoing basis.

Should any member of the SEC’s staff have any questions concerning this matter, please do not hesitate to contact me (tel.: (646) 490-8169, ext. 107).

Very truly yours,

/s/ Jeff Glasse

Jeff Glasse

Founder and Chief Executive Officer